

Jeremy Lee · 3rd

CTO at Smart Field Forms

Greater Chicago Area · 55 connections · **Contact info**

 **Smart Field Forms**

Devry of Illinois at Tinley Park

Experience



CTO
Smart Field Forms
Apr 2018 – Present · 2 yrs 11 mos
Woodridge, Illinois



Web Developer
Loadsys Solutions
May 2016 – Present · 4 yrs 10 mos



Platinumtel Wireless
11 yrs 4 mos



Sr. Developer
Jan 2007 – Jan 2016 · 9 yrs 1 mo
Justice, IL

Specialized in design and implementation of Web services and middle-tier processes. Applied reusable design patterns and incorporated open source solutions, where practical, to ensure timely completion of deliverables. Authored and maintained development tools, such as code generators, and supported internal developers with multi-tier application framewor ...see more



Jr. Developer

Oct 2004 – Jan 2007 · 2 yrs 4 mos

Justice, IL

Contributed to development and expansion of mission-critical Pindango Web POS system.

- Implemented and maintained back-office software required to support daily business operations ...see more

Education

Devry of Illinois at Tinley Park

Bachelor of Science, Computer Information Systems

2002 – 2005

Licenses & certifications



Lean Six Sigma Green Belt

Purdue University

Credential ID PU779GB155245A



